August 18, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:          Ceragon Networks LTD.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-30862

Dear Mr. Spirgel:

In connection with the letter dated July 14, 2011 to Ira Palti, President and Chief Executive Officer of Ceragon Networks Ltd. (the “Company”), setting forth certain comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission, the Company hereby acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ira Palti
Ira Palti, President and Chief Executive Officer

cc:	Donna Gershowitz, Adv. Ms. Kathryn Jacobson, Staff Accountant, SEC Ms. Ivette Jean, Assistant Chief Accountant, SEC Jonathan Groff, Esq., Staff Attorney, SEC

Ceragon Networks Ltd.
24 Raoul Wallenberg St.
Tel Aviv 69718, Israel
Tel: +972-3-645-5733
Fax: +972-3-645-5499

www.ceragon.com